Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

07027351

8 October 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

10/19

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

3 October 2007

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE OF ANNUAL GENERAL MEETING

The Company's Annual General Meeting will be held at the Star Theatre, Star City Hotel and Casino, 80 Pyrmont Street, Pyrmont, New South Wales at 10.00am on Monday 26 November 2007.

Attached are copies of documents relating to the Company's Annual General Meeting that will be dispatched to shareholders today with their dividend statements and, if requested, the Company's annual report for the year ended 30 June 2007.

Included in the attachments are:

- Chairman's letter;
- Map and directions for attending the Annual General Meeting;
- Notice of Annual General Meeting and Explanatory Memorandum; and
- Proxy form.

The Company's Concise Annual Report and the Financial Report for the financial year ended 30 June 2007 were lodged with the Australian Securities Exchange on 28 September 2007 and are available from the Company's website at **www.tabcorp.com.au**.

The Annual General Meeting will be webcast live on the company's website at **www.tabcorp.com.au**.

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235
Telephone: 1300 665 661
Telephone: (02) 8280 7418
Facsimile: (02) 9287 0303
Facsimile (proxy only): (02) 9287 0309
E-mail: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

8 October 2007

Dear Shareholder,

I am pleased to invite you to Tabcorp's 2007 Annual General Meeting, which will be held at the Star Theatre, Star City Hotel and Casino, 30 Pyrmont Street, Pyrmont NSW, at 10.00am on Monday 26 November 2007. Enclosed is a Notice of Meeting detailing the business to be considered at the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form with you to enable prompt registration on your arrival.

The meeting will be webcast live on Tabcorp's website **www.tabcorp.com.au** and will also be archived on this website for later viewing.

Appoint a proxy

If you are unable to attend the meeting, you are encouraged to appoint a proxy by:

- using the share registry's website **www.linkmarketservices.com.au**; or
- completing the enclosed proxy form in accordance with the instructions on the proxy form. The proxy form should be returned to the company's share registry either by facsimile on (02) 9287 0309 or in the envelope provided.

On-line proxies and proxy forms must be received by 10.00am (AEST) on Saturday 24 November 2007 to be valid for the meeting.

Become an eShareholder (receive your communications electronically)

Shareholders are encouraged to receive their dividend statements and all shareholder communications electronically, which helps reduce the impact on the environment and costs associated with printing and sending annual reports, dividend statements and other materials by mail. By becoming an eShareholder, you also avoid mailing delays as your documents are sent and received on payment date. Shareholders can make their selections using the share registry's website **www.linkmarketservices.com.au**.

Annual reports

Shareholders can access Tabcorp's annual reports from the Company's website under the Investor Centre at **www.tabcorp.com.au/investor_reports.aspx**. In 2007, legislation was amended so that, in the future, shareholders will not receive an annual report unless they have previously requested a copy.

Mandatory direct credit/dividend reinvestment

In April 2007, shareholders were informed that Tabcorp was streamlining the way in which dividends are paid, and would not be paying future dividends by cheque to those shareholders with a registered address in Australia. If you have not supplied your direct credit or dividend reinvestment instructions and have not received your dividend, please contact our share registry to register your new direct credit instructions and have your payment credited to your nominated account.

I look forward to welcoming you to the Annual General Meeting.

Yours faithfully,

Michael Robinson AO
Chairman

HOW TO GET TO THE MEETING

Star City is located on the foreshore of Sydney Harbour.

There are many ways that you can get to Star City. You can get there by taking the Metro Light Rail from Central Railway Station or the Monorail from the city to Darling Harbour. There are also public bus and ferry services that depart from Circular Quay, or take a short walk from the Town Hall to Star City over the Pyrmont Bridge.

When you arrive at Star City proceed to the Star Theatre, which is located at the northern end of the Star City Hotel and Casino property.

By Public Bus Routes

The State Transit bus 443 regularly departs Circular Quay with stops including Town Hall before arriving at Star City. For route and timetable information call 13 15 00.

By Metro Light Rail

Departs from Central Station via Darling Harbour to Star City every 10 to 15 minutes. For further information call (02) 8584 5288.

By Monorail

The Sydney Monorail links the city, Darling Harbour and Chinatown. Harbourside is the closest station and is only a seven minute walk to Star City. It operates every three to five minutes. For further information call (02) 8584 5288.

By Car

The main access roads into Star City are Pyrmont Street and Pirrama Road. The Star City car park can be entered using either Pirrama Road or Edward Street. Shareholders can use the Star City car park for free by presenting their car park entry ticket when registering at the meeting. There are also a number of other car parks located in the area. Please refer to the map below for these locations.

By Taxi

The taxi pick-up and drop-off point is located on our driveway, off Jones Bay Road.

By Ferry

Ferries operate from Circular Quay and stop at the wharf across from Star City. For route and timetable information on State Transit's Darling Harbour ferry to Pyrmont Bay Wharf call 13 15 00.



Town Hall
Darling Harbour
Pyrmont Bridge
Star Theatre
Star City
Jones Bay Rd
Parking
Monorail
Metro Light Rail

Notice of Annual General Meeting

Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent, Melbourne Australia 3004

FOR THE PURPOSE OF ASSISTING VISION IMPAIRED SHAREHOLDERS, A COPY OF THIS NOTICE IN LARGE PRINT IS AVAILABLE BY CALLING (03) 9868 2779.

Notice is hereby given that the Annual General Meeting of Tabcorp Holdings Limited (the "Company") will be held at the Star Theatre, Star City Hotel and Casino, 80 Pyrmont Street, Pyrmont, Sydney on Monday, 26 November 2007 at 10.00am.

Item 1 – Financial Statements and Reports

To receive and consider the Financial Statements and the Reports of the Directors and of the Auditor in respect of the year ended 30 June 2007.

Item 2 – Election and Re-Election of Directors

Mr Michael Robinson and Mr Philip Satre will retire at the conclusion of the Annual General Meeting and are not seeking re-election.

(a) In accordance with the Constitution of the Company, Mr John Story retires and, being eligible, offers himself for re-election. Accordingly, it is proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution:

'To re-elect as a Director of the Company Mr John Story who, being a Director of the Company, retires and, being eligible, offers himself for re-election.'

(b) If Mr John O'Neill has received all necessary regulatory approvals and has been appointed by the Board as a Director of the Company prior to the Annual General Meeting, then, in accordance with the Constitution of the Company, it will be proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution. Otherwise, this resolution will not be put to the Annual General Meeting.

'To elect as a Director of the Company Mr John O'Neill who, having been appointed as an addition to the Board since the last Annual General Meeting of the Company, retires and, being eligible, offers himself for election.'

Item 3 – Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Remuneration Report (which forms part of the Directors' Report) in respect of the year ended 30 June 2007 be adopted.'

Item 4 – Grant of Share Rights to Managing Director and Chief Executive Officer

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That approval be given to the grant of 100,000 Share Rights to the Managing Director and Chief Executive Officer of the Company, Mr Elmer Funke Kupper, under the Tabcorp Long Term Performance Plan and on the basis described in the Explanatory Memorandum to this Notice of Meeting.'

Voting exclusion statement

In accordance with the Australian Securities Exchange ("ASX") Listing Rules, the Company will disregard any votes cast on item 4 by:

- Mr Elmer Funke Kupper; and
- any other Director who is eligible to participate in any Tabcorp employee incentive scheme; and
- any of their respective associates.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board

K. Will

Kerry Willcock
Company Secretary
Dated: 8 October 2007

NOTES ON VOTING

Voting at the Meeting

1. The Company has determined that for the purpose of voting at the meeting, shares will be taken to be held by those persons recorded in the Company's Register of Members as at 10.00am (AEST) on Saturday 24 November 2007.
2. On a poll, ordinary shareholders have one vote for every fully paid ordinary share held (subject to the restrictions on voting referred to below).

Voting by Proxy

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies, who may be either an individual or a body corporate. Should you appoint a body corporate as your proxy, that body corporate will need to ensure that it:
   - appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth); and
   - provides to the Company satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

   If a shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. An additional form of proxy will be supplied by the Company's Share Registry on request.
2. In the case of joint shareholders, the form of proxy must be signed by either one or both of the joint shareholders personally or by attorney. If you are signing as an attorney then the power of attorney must have been noted by the Share Registry or a certified copy must accompany the proxy form.
3. If the shareholder is a corporation, the form of proxy may be executed under its common seal, or under the hand of two directors of the company or a director and a company secretary of the company. If there is a sole director who is also the sole secretary, the form of proxy may be signed by that person.
4. A proxy need not be a shareholder of the Company.
5. If the Chairman of the meeting is appointed as your proxy without a direction as to how to vote, the Chairman intends to vote your proxy in favour of all resolutions.

6. To be effective, a form of proxy must be received by the Company at the postal address shown below or at the Company's registered office, 5 Bowen Crescent, Melbourne, Victoria, 3004, or at the facsimile number (02) 9287 0309, by 10.00am (AEST) on Saturday 24 November 2007. Proxy forms may also be lodged on-line at the Share Registry's website, **www.linkmarketservices.com.au**. You will be taken to have signed your proxy form if you lodge it in accordance with the instructions on the website.

A form of proxy accompanies this Notice of Annual General Meeting.

Restrictions on Voting

Gambling legislation in Victoria, New South Wales and Queensland and Part 2 (Rules 131 to 139) of the Company's Constitution contain provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. The legislation also sets out the regulation of shareholding interests. The relevant Minister has the power to request information to determine whether a person has a prohibited shareholding interest. If a person fails to furnish these details within the time specified or, in the opinion of the Minister, the information is false or misleading, the Minister can declare the voting rights of those shares suspended.

For Lodgement of Proxy Form

Proxy forms may be lodged at the Company's registered office or at the Company's Share Registry at the following addresses:

Link Market Services Limited Locked Bag A14 Sydney South, NSW 1235	or	Link Market Services Limited Level 12 680 George Street Sydney, NSW 2000

or by facsimile: (02) 9287 0309

or on-line at www.linkmarketservices.com.au.

EXPLANATORY MEMORANDUM

Item 1 – Financial Statements and Reports

The Financial Report, Directors' Report and Auditor's Report for the Company for the year ended 30 June 2007 will be laid before the meeting. There is no requirement for shareholders to approve those reports. However, the Chairman will allow a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the Auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in its preparation of the financial statements and the independence of the Auditor in relation to the conduct of the audit.

Written questions to the Company's Auditor about:

- the content of the Auditors' Report; and
- the conduct of the audit,

may be submitted no later than Monday 19 November 2007 to:

The Company Secretary
Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

Facsimile: (03) 9868 2639
E-mail: investor@tabcorp.com.au

Copies of the questions, if any, to the Company's Auditor will be available at the meeting and posted on the Company's website.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company may be submitted at any time prior to the meeting to the Company Secretary at the above address.

Item 2 – Election and Re-Election of Directors

(a) Re-election of Mr John Story as a Director of the Company

Mr John Story joined the Board as a Director of the Company in January 2004. Under the ASX Listing Rules and the Constitution of the Company, Mr Story retires and being eligible offers himself for re-election as a Director.

Mr Story was previously a Director of Jupiters Limited and former Chairman and Partner of the law firm Corrs Chambers Westgarth. He is Chairman of Suncorp-Metway Limited and Chairman of the Board of the Australian Institute of Company Directors and is a Director of CSR Limited. He is also a Member of the Senate of the University of Queensland and Commissioner of the Service Delivery and Performance Commission (Queensland).

Mr Story is Chairman of the Tabcorp Risk and Compliance Committee and also a member of the Tabcorp Audit Committee.

If re-elected, Mr Story will become Chairman of the Company following the retirement of Mr Michael Robinson at the conclusion of the Annual General Meeting.

(b) Election of Mr John O'Neill as a Director of the Company

Following the receipt of all necessary regulatory approvals, as previously announced by the Company, Mr John O'Neill will be appointed by the Board, in accordance with the Constitution, as a Director of the Company. Under the ASX Listing Rules and the Constitution of the Company, a Director (other than the Managing Director of the Company) who is appointed by the Board may hold office only until the next general meeting of the Company and is then eligible for election at that meeting. Accordingly, subject to receiving all necessary regulatory approvals and subject to being appointed as a Director of the Company prior to the Annual General Meeting, Mr O'Neill offers himself for election as a Director. If Mr O'Neill has not received all necessary regulatory approvals and been appointed as a Director of the Company prior to the Annual General Meeting, the resolution in relation to the election of Mr O'Neill as a Director of the Company will not be put to the Annual General Meeting.

Mr O'Neill is Managing Director and Chief Executive Officer of Australian Rugby Union Limited, and is a Director of Amalgamated Holdings Limited. He is a former Chief Executive Officer of Football Federation Australia and was Managing Director and Chief Executive Officer of the State Bank of New South Wales and Chairman of the Australian Wool Exchange Limited. Mr O'Neill is a Foundation Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Bankers.

The Chairman intends to vote undirected proxies in favour of the re-election of Mr John Story and the election of Mr John O'Neill.

The Board recommends the re-election of Mr John Story and the election of Mr John O'Neill.

Item 3 – Remuneration Report

Pursuant to the Corporations Act 2001 (Cth), the Company is required to include in the Directors' Report a detailed Remuneration Report relating to Directors' and executives' remuneration in the financial year ended 30 June 2007, and submit it for adoption by resolution of shareholders at the Annual General Meeting.

The Directors' Report for the year ended 30 June 2007 contains the Company's Remuneration Report. A copy of the Remuneration Report is set out on pages 36 to 59 of the Concise Annual Report, which can be found on the Tabcorp website at **www.tabcorp.com.au**.

The Remuneration Report discusses matters including (but not limited to):

- Board policy for determining the remuneration of Directors and executives;
- the relationship between that policy and the Company's performance;
- details of the performance conditions associated with the remuneration of the Managing Director and Chief Executive Officer and senior executives; and
- certain details prescribed by the Corporations Regulations relating to the remuneration of the Directors, and of the key

management personnel and the five most highly remunerated executives of the Company and the Tabcorp Group.

The Chairman intends to vote undirected proxies in favour of the resolution in relation to item 3.

The Board recommends that shareholders vote in favour of the resolution in relation to item 3.

The shareholder vote is advisory only and does not bind the Directors or the Company.

Item 4 – Grant of Share Rights to the Managing Director and Chief Executive Officer

Shareholders are being asked to approve the new equity component of Mr Elmer Funke Kupper's remuneration package.

(a) Background

In July 2007, the Company announced the appointment of Mr Funke Kupper as the Company's Managing Director and Chief Executive Officer (subject to receipt of any necessary regulatory approvals). In the four months prior to that, Mr Funke Kupper had been Acting Chief Executive Officer. The Company has agreed new employment terms with Mr Funke Kupper relating to his appointment as Managing Director and Chief Executive Officer. As part of Mr Funke Kupper's remuneration package in respect of his first year as Managing Director and Chief Executive Officer, the Company will, subject to obtaining the necessary shareholder approval, offer 100,000 Share Rights to him. In accordance with the ASX Listing Rules, shareholder approval is being sought for the grant to Mr Funke Kupper of 100,000 Share Rights. The Share Rights are to be issued under the Tabcorp Long Term Performance Plan (which was approved by shareholders at the Annual General Meeting held on 30 October 2003), with the vesting and exercise conditions relating to the Share Rights being as described below.

The key terms of employment for Mr Funke Kupper were disclosed by the Company in a release to the ASX dated 13 July 2007. The remuneration of Mr Funke Kupper for his first year provides a balance between fixed and incentive pay. Mr Funke Kupper will receive fixed remuneration (inclusive of superannuation) of $1,500,000 per annum, and there will be both variable short term and long term incentive arrangements. Pursuant to the short term incentive arrangements, Mr Funke Kupper will participate in a short term performance scheme pursuant to which he will be eligible to receive a variable short term performance award based on his individual performance and the Company's performance over the annual performance review period. Mr Funke Kupper's short term performance award is equivalent to $1,500,000 if targets are met, and is delivered in cash, with the opportunity for Mr Funke Kupper to voluntarily sacrifice all or part of the award into Deferred Shares or additional superannuation contributions. The initial long term incentive arrangement involves the grant of 100,000 Share Rights under the Tabcorp Long Term Performance Plan, for which shareholder approval is sought. The Company intends that the long term incentive component of the remuneration package of the Managing Director and Chief Executive Officer will involve annual grants of Share Rights and/or Options, which would be subject to performance hurdles, with the grant of such Share Rights and Options being subject to obtaining any necessary shareholder approvals at the relevant time.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following specified information in relation to the 100,000 Share Rights which are proposed to be granted to Mr Funke Kupper pursuant to the Tabcorp Long Term Performance Plan. For further information on the Long Term Performance Plan, refer to the Remuneration Report in the Concise Annual Report for the year ended 30 June 2007 on pages 36 to 59.

(b) Date the securities will be provided

If approved by shareholders, the Share Rights will be issued within 12 months after the Annual General Meeting. It is proposed that the Share Rights will be issued as soon as possible after the Annual General Meeting (subject to shareholder approval being obtained).

(c) Maximum number of securities to be provided

The maximum number of Share Rights that may be acquired by Mr Funke Kupper under the Tabcorp Long Term Performance Plan pursuant to the resolution set out at item 4 is 100,000.

(d) The price of the securities, vesting conditions and other matters

No exercise price

No amount is payable on the grant or exercise of the Share Rights. If the Share Rights vest and Mr Funke Kupper exercises the Share Rights, the Share Rights will deliver fully paid ordinary shares to Mr Funke Kupper.

Conditions of vesting

The Share Rights may vest on 30 June 2011 or 30 June 2012 (each being a 'Test Date'), subject to the satisfaction of applicable performance hurdles (described below). If the performance hurdles have not been met by the last Test Date (30 June 2012), those Share Rights which have not vested will lapse, though the Board does have discretion under the Long Term Performance Plan to waive vesting conditions.

The performance hurdle which will apply in respect of the grant of the Share Rights to Mr Funke Kupper is relative total shareholder return (the 'Total Shareholder Return Hurdle'). Whether the performance hurdle has been met for the Share Rights will be determined on the Test Dates, being 30 June 2011 and 30 June 2012. In the event of a takeover offer for the Company or any other transaction resulting in a change of control of the Company, the date of any change of control of the Company will also be a Test Date.

The Total Shareholder Return Hurdle measures the Company's total shareholder return ('TSR') ranking against a peer group of 100 companies, being the 100 largest ASX listed companies based on market capitalisation and excluding property trusts, infrastructure groups and mining companies, measured over the period from 13 July 2007 until the applicable Test Date.

Broadly, TSR measures the return received by shareholders from holding shares in a company over a particular period. TSR is calculated by taking into account the growth in a company's share price over the relevant measurement period as well as the dividends received (and assumed to be reinvested back into the company's shares) during that period. For the purpose of measuring the growth in the Company's share price over the relevant measurement period, the starting point has been set at the volume weighted average share price of the Company's shares traded on the ASX on each of the 10 trading days before and the 10 trading days after 13 July 2007, which is $17.12 per share.

The Company's TSR ranking as against a peer group of the 100 largest companies has been chosen as the performance measure for the Share Rights as it directly aligns with the interests of shareholders and reflects performance as measured against the Company's key strategic objective, which is to maximise TSR as compared with TSR for peer companies.

The table below sets out the percentage of the Share Rights that will vest depending on the Company's TSR ranking as at the applicable Test Dates.

TSR ranking	Percentage of the Share Rights that will vest
Below 50th percentile	0%
At 50th percentile	50%
Above 50th percentile and below 75th percentile	Pro-rata between 50% (at 50th percentile) and 100% (at 75th percentile)
At or above 75th percentile	100%

The Share Rights may vest progressively. This means that if on the second Test Date the Company's relative TSR ranking is higher than as measured on the first Test Date, a further number of the Share Rights may vest in addition to the Share

Rights that may have already vested. The maximum number of Share Rights that will have vested will accord with the highest measure of the Company's relative TSR ranking on the relevant Test Dates.

An example of the way in which the Share Rights may vest progressively is indicated in the following table.

Test Date	TSR ranking at Test Date	Cumulative percentage vested	Percentage vesting at Test Date
First Test Date (at 30 June 2011)	50th percentile	50% vested	50% vest
Second Test Date (at 30 June 2012)	65th percentile	80% vested	30% vest (equal to 80% less 50% already vested)

Exercise and lapse of Share Rights

Upon exercise of the Share Rights, Mr Funke Kupper will acquire fully paid ordinary shares in the Company and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.

Share Rights that have not vested after the last Test Date will ordinarily lapse, though the Board does have discretion under the Long Term Performance Plan to waive vesting conditions.

Share Rights that have vested will be exerciseable until the 7th anniversary after the date of their grant (subject to the position set out below in relation to termination of employment). Following this time, any vested Share Rights that remain unexercised will lapse.

Upon termination of employment (other than at the discretion of the Board in special circumstances such as, but not limited to, death and permanent disablement), all unvested Share Rights will lapse immediately. In all circumstances of termination of employment (other than for serious misconduct, in which case all vested (but not exercised) and all unvested Share Rights will lapse immediately), all Share Rights that have vested at the date of termination will be exerciseable by Mr Funke Kupper for a period of 90 days following termination of employment, following which they will lapse.

(e) **Directors who have received securities under the Long Term Performance Plan since the last approval**

The names of the Directors or associates of the Directors who received securities under the Long Term Performance Plan since the last shareholder approval was given, the number of the securities received and the acquisition price for each security are as follows. There is no acquisition or exercise price in the case of the Share Rights.

Current Directors

Mr Elmer Funke Kupper, whose appointment as the Company's Managing Director and Chief Executive Officer was announced on 13 July 2007, received the following Performance Options and Share Rights under the Long Term Performance Plan. These securities were issued to Mr Funke Kupper while he was in the role of Chief Executive Australian Business, and prior to him becoming a Director of the Company.

Performance Options:

Date of Grant	Number	Exercise Price
3 March 2006	112,500	$15.08
14 September 2006	123,626	$16.57

Share Rights:

Date of Grant	Number
3 March 2006	15,000

Former Directors

Mr Matthew Slatter, who was the Company's Managing Director and Chief Executive Officer between 7 October 2002 and 13 March 2007, received the following Performance Options and Share Rights under the Long Term Performance Plan in accordance with the approval granted by shareholders at the Annual General Meeting held on 30 October 2003.

Performance Options:

Date of Grant	Number	Exercise Price
1 December 2003	352,349	$11.23
8 September 2004	307,693	$14.54
7 September 2005	318,080	$16.51

Share Rights:

Date of Grant	Number
1 December 2003	15,996
8 September 2004	13,947
7 September 2005	14,420

No other Directors have received securities under the Long Term Performance Plan.

(f) **Directors who are eligible to participate in the Long Term Performance Plan**

Mr Funke Kupper is presently the only Director entitled to participate in the Long Term Performance Plan.

(g) **No loan scheme**

There is no loan scheme in relation to the Long Term Performance Plan.

The Chairman intends to vote undirected proxies in favour of the resolution in relation to item 4.

Mr Funke Kupper, who has a personal interest in the subject of the resolution in relation to item 4, has abstained from making a recommendation to shareholders in relation to the resolution. **The other Directors recommend that shareholders vote in favour of the resolution in relation to item 4.**

Tabcorp

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

Please return your proxy form to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 665 661
(02) 8280 7418
Facsimile: (02) 9287 0309
ASX Code: TAH
Website: www.linkmarketservices.com.au

X99999999999

I/We being a member(s) of Tabcorp Holdings Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Monday, 26 November 2007, at the Star Theatre, Star City Hotel and Casino, 80 Pyrmont Street, Pyrmont NSW 2009 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received by 10:00am (AEST) on Saturday, 24 November 2007. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Item 2 – Election and Re-Election of Directors (a) Re-Election of Mr John Story	☐	☐	☐
(b) Election of Mr John O'Neill	☐	☐	☐
Item 3 Remuneration Report (non-binding advisory vote)	☐	☐	☐
Item 4 Grant of Share Rights to Managing Director and Chief Executive Officer	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting Link Market Services Limited at the address or telephone number shown on this form. The Link Market Services Limited privacy policy is available on its website (www.linkmarketservices.com.au).

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	11 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,206 ordinary shares held directly, and 99,000 ordinary shares held indirectly, including the acquisition of ordinary shares detailed within this appendix
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	8 October 2007, being the Tabcorp dividend payment date
No. of securities held prior to change	1,170 ordinary shares held directly, and 99,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	36 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.15 per ordinary share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

No. of securities held after change	1,206 ordinary shares held directly, and 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of ordinary shares pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

END

+ See chapter 19 for defined terms.